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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 14D-9
                Solicitation/Recommendation Statement Pursuant to
             Section 14(d)(4) of the Securities Exchange Act of 1934


                     ChrisKen Partners Cash Income Fund L.P.
                            (Name of Subject Company)

                     ChrisKen Partners Cash Income Fund L.P.
                      (Name of Person(s) Filing Statement)

                          Limited Partnership Interests
                         (Title of Class of Securities)

                                 Not Applicable
                      (CUSIP Number of Class of Securities)

                           John F. Kennedy, President
                        ChrisKen Income Properties, Inc.
                             345 North Canal Street
                             Chicago, Illinois 60606
                                 (312) 454-1626
                     (Name, address and telephone number of
                      person authorized to receive notices
                       and communications on behalf of the
                           person(s) filing statement)

                                 With a copy to:

                           Gregory J. Casagrande, Esq.
                             Sachnoff & Weaver, Ltd.
                        30 South Wacker Drive, Suite 2900
                             Chicago, Illinois 60606
                                 (312) 207-6466



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ITEM 1.   SECURITY AND SUBJECT COMPANY

The name of the subject company is ChrisKen Partners Cash Income Fund L.P., a Delaware limited partnership (the "Partnership"). ChrisKen Income Properties, Inc., an Illinois corporation, and ChrisKen Limited Partnership I, an Illinois limited partnership, are the general partners of the Partnership (the "General Partners"). The principal executive offices of the Partnership and the General Partners are located at 345 North Canal Street, Chicago, Illinois 60606. The title of the class of equity securities to which this statement relates is units of limited partnership interest of the Partnership ("Units").

ITEM 2.  TENDER OFFER OF THE BIDDER

This Statement relates to a tender offer by MP Value Fund 4, LLC, Moraga Fund 1, L.P., MP Income Fund 16, LLC, Accelerated High Yield Institutional Investors, Ltd., Accelerated High Yield Institutional Fund, Ltd., Accelerated High Yield Pension Investors, Ltd., Moraga-Dewaay Fund, LLC, MP Falcon Fund, LLC, Moraga Gold, LLC and Previously Owned Mortgage Partnerships Income 3, L.P. (collectively, the "Bidders") disclosed in a Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1"), dated March 31, 2000, to purchase up to 5,542 Units at a purchase price equal to $285.00 per Unit, less the amount of any distributions declared or made with respect to the Units between March 31, 2000, and May 5, 2000, or such other date to which the Offer (as hereinafter defined) may be extended, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 31, 2000, and the related Letter of Transmittal (the "Offer to Purchase").

Based on the information in the Schedule 14D-1, the business address of the person authorized to receive notices and communications on behalf of the Bidders is C.E. Patterson, MacKenzie Patterson, Inc., 1640 School Street, Moraga, California 94556.

ITEM 3.  IDENTITY AND BACKGROUND

(a) The name and address of the Partnership, which is the person filing this Statement, is set forth in Item 1 above.

(b) There is no material contract, agreement, arrangement or understanding or any material actual or potential conflict of interest between: (i) the Partnership and the General Partners; (ii) the Partnership and the Bidders; or
(iii) the General Partners and the Bidders. The General Partners are entitled to receive distributions of the Partnership's operating cash flow and net sale or refinancing proceeds, which amounts are subordinated to certain preferential returns due the limited partners of the Partnership (the "Limited Partners"), as described in the Partnership's Amended and Restated Limited Partnership Agreement, as amended to date (the "Partnership Agreement"). ChrisKen Real Estate Management Company, Inc. ("Cremco"), an affiliate of the General Partners, is compensated for providing property management services to the Partnership. The Partnership paid Cremco approximately $155,720.00 for the year ended December 31, 1999, for such services, pursuant to the terms of the Partnership Agreement. In 1999, the Partnership also reimbursed Cremco for payroll expenses for personnel directly related to the Partnership's operations totaling $273,865.00. In addition, should the General Partners or their affiliates provide services to the Partnership in connection with the sale of any of the Partnership's real properties, they will be entitled to a fee for such services; however, any such fee will be subordinated to certain preferential distributions due to the Limited Partners, as set forth in the Partnership Agreement.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION

(a) Recommendation of the General Partners. The Partnership is not expressing an opinion and is remaining neutral towards the Offer to Purchase.

(b) Background; Reasons for Recommendation. At this time, the General Partners do not believe that they have sufficient information with which to accurately estimate the liquidation value of the Partnership's assets or to evaluate the fairness of the Bidders' offer to Limited Partners. The Partnership has noted that in the Offer to Purchase, the Bidders have calculated the liquidation value of the Partnership's assets to be approximately $470.00 per Unit, or approximately 65% more than they are offering to pay Limited Partners for their Units. The net book value of the Partnership's assets as of December 31, 1999, is approximately $319.26, or approximately 12% more than the Bidders are offering to pay per Unit. Additionally, the Offer to Purchase states that Units were sold in the 1999 calendar year for prices as high as $322.00 per Unit.
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As a means to best realize the underlying value of the Partnership's assets, it is considering the possible sale of the Springdale Apartments, an apartment community in Waukesha, Wisconsin owned by the Partnership's subsidiary, Springdale Associates Limited Partnership. However, no definitive agreement to sell the Springdale Apartments has been reached with any purchaser yet. If and when the Partnership does reach such an agreement with a purchaser, the Partnership will solicit proxies from the Limited Partners seeking the Limited Partners' vote to allow the Partnership to sell the Springdale Apartments to the purchaser and distribute the net proceeds to the Limited Partners. If the Partnership were to sell the Springdale Apartments and distribute the net proceeds to the Limited Partners, the Partnership would still own a 99.9% interest in Gold Coast Storage, a self-storage facility in Chicago, Illinois owned by another of the Partnership's subsidiaries, Chicago I Self-Storage Limited Partnership. The General Partners believe that, due to the changing character of the neighborhood in which Gold Coast Storage is located, a sale at present of that property would not be in the best interests of the Partnership and its Limited Partners.

ITEM 5.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

None.

ITEM 6.  RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES

(a)  None.

(b)  Not applicable.

ITEM 7.  CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY

(a) The Partnership has not engaged in any negotiation in response to the Offer to Purchase which relates to or would result in: (i) an extraordinary transaction, such as a merger or reorganization, involving the Partnership; (ii) a purchase, sale or transfer of a material amount of assets by the Partnership; or (iii) any material change in the present capitalization or dividend policy of the Partnership.

As described in Item 4, prior to receiving the Bidders' Offer to Purchase, the Partnership has been considering possible sale of the Springdale apartment community but has not come to a definitive agreement for sale with any prospective purchaser.

(b) There are no transactions, resolutions, agreements in principle or signed contracts in response to the Offer to Purchase that relate to or would result in one or more of the events referred to in Item 7(a).

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED

None.

ITEM 9.  MATERIALS TO BE FILED AS EXHIBITS

(a)(1)  Letter to Limited Partners.

SIGNATURE. After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 7, 2000                            ChrisKen Partners Cash Income Fund L.P.

                                      By:      ChrisKen Income Properties, Inc.,
                                               Managing General Partner
                                      By:      /s/ John F. Kennedy
                                               ---------------------------------
                                               John F. Kennedy,


                                      President


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Exhibit (a)(1)

April 7, 2000


Dear Limited Partner, ChrisKen Partners Cash Income Fund, L.P.:

         The General Partners are pleased to submit the Annual Report for ChrisKen Partners Cash Income Fund, L.P., which summarizes the activities of the Partnership for the year ended December 31, 1999.

         In addition, on March 31, 2000, the General Partners received an unsolicited tender offer to purchase up to 5,542, or approximately 15%, of the outstanding Limited Partnership Units of the Partnership for $285.00 per Unit. The Schedule 14D-1 received by the General Partners indicates that the bidders and their affiliates currently own a nominal economic interest in the Partnership.

         At this time, the General Partners have not made a decision as to the particular merits or risks to you, as a Limited Partner, associated with the tender offer.

         Please be advised, however, that the General Partners are exploring liquidation alternatives for the Partnership. The Partnership is considering the possible sale of one of the Partnership's real-property assets, the Springdale Apartments, as a means to best realize the underlying value of those assets. However, no definitive agreement to sell the Springdale Apartments has been reached with any purchaser yet. If and when the Partnership does reach such an agreement with a purchaser, the Partnership will solicit proxies from the Limited Partners seeking the Limited Partners' vote to allow the Partnership to sell the Springdale Apartments to the purchaser and distribute the net proceeds to the Limited Partners. If the Partnership were to sell the Springdale Apartments and distribute the net proceeds to the Limited Partners, the Partnership would still own a 99.9% interest in its other real-property asset, Gold Coast Storage.

         You will have to make the determination as to whether to wait for the Partnership to consummate a sale of the Springdale Apartments, or sell your interest now at the tender offer price. We do recommend, however, that if you choose to sell your interest prior to liquidation, you consider other options for sale, including the informal secondary market for the Units. If you would like further details regarding the informal secondary market, please consult with your broker or registered representative. Nonetheless, if you are primarily interested in liquidating your Units immediately, the tender offer gives you this opportunity. Additionally, there can be no assurance that a better offer for the purchase of your Units may be available now or in the future. Please be advised that by accepting this or any other potential tender offer, you will no longer have ownership interest in the Partnership's assets; thus, you will not share in any potential change in their value. If you choose to pursue the tender offer, payment will come directly from the outside group of bidders.

         As always, please do not hesitate to contact us if you have any questions regarding your investment.

Sincerely,

/s/ John F. Kennedy
---------------------------------

John F. Kennedy,
President
ChrisKen Income Properties, Inc.,
Managing General Partner